Exhibit 99.2

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in the report on which this document forms a part. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties.

A.	Operating Results

We develop and commercialize electric vehicle (“EV”) battery-swapping solutions based on our proprietary modular battery-swapping technology, UOTTA™, and provide sourcing services. We generate revenues from four categories of activities: sourcing services, product sales of battery-swapping stations, battery-swapping services, and two-wheeled vehicle battery-swapping services. Our battery-swapping services category includes services for vehicle drivers and station control system upgrades for station owners; our two-wheeled vehicle battery-swapping services are presented separately. We also cooperate with automobile manufacturers to develop UOTTA-powered EVs and pursue AI-integrated energy solutions.

Our strategy is to expand from battery-swapping solutions into AI-integrated energy management for transportation systems and energy infrastructure. Through investments in next-generation technologies, we seek to connect EV assets with energy infrastructure, improve energy replenishment efficiency and support peak and off-peak energy load balancing. These initiatives remain subject to development and commercialization risks, and we cannot assure you that we will implement them successfully or achieve the anticipated benefits.

For the six months ended June 30, 2025 and 2026, our total revenues were RMB17.7 million and RMB14.8 million (US$2.2 million), respectively. The decrease in revenue for the six months ended June 30, 2026, compared to the same period in 2025, was primarily attributable to lower product sales and the absence of revenue from our sourcing services. Vehicles purchased in the first half of 2026 remained unsold as of June 30, 2026, and are expected to be sold in the second half of 2026.

Key Factors Affecting Our Results of Operations

Our results of operations have been, and are expected to continue to be, affected by various factors, which primarily include the following:

General market conditions

General market conditions affecting our operations include:

●	China’s macroeconomic conditions, the growth of China’s overall auto market, the commercial EV market and the government policy on promoting the electrification of commercial vehicles;

●	penetration rate of EVs and battery-swapping stations in China’s commercial EV market;

●	development, and customer acceptance and demand, of UOTTA-powered EVs and battery-swapping stations; and

●	government policies and regulations on the EV and battery-swapping station industries in China.

None of the foregoing factors had a material impact on our results of operations for the six months ended June 30, 2025 or 2026.

Our cooperation with auto manufacturers

As of the date of this report, we have been cooperating with major auto manufacturers in China to adapt our UOTTA technology to commercial-use electric vehicles. We have entered into cooperation agreements with two car manufacturers to jointly develop the UOTTA-powered EV models, and the first batch of vehicles was delivered to customers in July 2026. We expect that the expertise and industry know-how of such manufacturers will guide us in our efforts to expand our presence in the commercial EV market. We believe that we are able to develop such relationships with these major manufacturers, due to our distinct industry experience, research and development capabilities, and industry reputation.

Our ability to attract new customers and grow our customer base

Our ability to attract and retain customers is critical to the continued success and growth of our business. Appropriate pricing is essential for us to remain competitive in the China automotive market, while preserving our ability to achieve and maintain profitability in the future. Our ability to attract new customers also depends on the scale and efficiency of our sales network and marketing channels. We seek to attract new customers cost-efficiently by engaging in various marketing activities. Enhanced customer satisfaction will help to drive word-of-mouth referrals, which we expect may reduce our customer acquisition costs.

Our ability to deliver our UOTTA-powered EV and battery-swapping stations portfolio

Our ability to deliver UOTTA-powered EV models and battery-swapping stations, and to provide battery-swapping services will be an important contributor to our future growth. As of the date of this report, we are jointly developing our UOTTA-powered EV models with car manufacturers and have launched two models of UOTTA battery-swapping stations, Titan and Chipbox, by cooperating with one battery-swapping station manufacturer in China. Following the first customer deliveries of UOTTA-powered EVs in July 2026, we expect our revenue growth to be driven in part by further commercialization of these vehicles and expansion of our battery-swapping stations portfolio.

Our ability to innovate and retain talents

We plan to focus on technological innovations and to continue developing and upgrading our proprietary UOTTA technology. Accordingly, we dedicate significant resources to research and development, and our research and development staff accounted for 19.3% of our total employees as of the date of this report. We expect our strategic focus on innovations to further differentiate us from our competitors, which may in turn enhance our competitiveness.

Key Financial Performance Indicators

Revenues

The following table sets forth a breakdown of our revenues, in absolute amounts and percentages of total revenues for the six months ended June 30, 2025 and 2026, respectively:

	For the Six Months Ended June 30,
	2025		2026
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
	(Unaudited)
Sourcing services	2,812	15.9	-	-	-
Product sales	13,899	78.4	13,470	1,985	91.0
Battery-swapping services	343	1.9	39	6	0.3
Two-wheeled vehicle battery-swapping services	675	3.8	1,286	190	8.7
Total revenues	17,729	100.0	14,795	2,181	100.0

2

We generate revenues from vehicle sourcing services, products sales of battery-swapping stations, battery-swapping services and two-wheeled vehicle battery-swapping services. Battery-swapping services revenues represent the revenues generated from providing battery swapping services for vehicle drivers, and station control system upgrading services for battery-swapping station owners.

Sourcing services

For vehicle sourcing services, we charge our customers a commission in connection with their purchases of vehicles, where we generally act as an agent and our performance obligation is to procure the specified vehicles on behalf of our customers. The commission is calculated based on the purchase price of each purchase order. Vehicle sourcing service fee revenues are recognized on a net basis at the point in time when the specified vehicle is delivered to our customers. Payments are typically received in advance of delivery, at which point the advance receipt from customers is offset against the prepayment to the supplier, and the difference representing the commission is recognized as revenue.

For battery sourcing services, we sell vehicle batteries. Once the needs of drivers are identified, we place orders with suppliers, and the batteries are delivered directly to customers by the suppliers on an individual-customer basis. As we have the ability to determine the selling price and the right to recall the product and terminate the transaction prior to delivery of the battery to the customer, we control the relevant risks and rewards throughout the transaction and act as the principal. Accordingly, the total amount received from customers is recognized as revenue.

Product Sales

We generate revenues from sales of battery-swapping stations. We identify the purchasers of battery-swapping stations as our customers. Revenues from battery-swapping station sales are recognized at a point in time when control of the product is transferred to our customers.

Battery-swapping services

We generate revenues from providing battery-swapping services for vehicle drivers and station control system upgrading services for battery-swapping station owners.

Two-wheeled vehicle battery-swapping services

We commenced this business in 2024. By deploying battery-swap cabinets, two-wheeled vehicle drivers are able to perform self-service battery swaps. We charge drivers a usage fee, which is recognized as revenue on the basis of battery rental.

Cost of Revenues

The following table sets forth a breakdown of our cost of revenues, in absolute amounts and percentages of the total cost of our revenues for the six months ended June 30, 2025 and 2026, respectively:

	For the Six Months Ended June 30,
	2025		2026
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
	(Unaudited)
Costs of sourcing services	2,514	26.9	-	-	-
Costs of product sales	6,116	65.5	9,236	1,361	82.7
Costs of battery-swapping services	692	7.4	4	1	-
Cost of two-wheeled vehicle battery-swapping services	-	-	1,373	202	12.3
Other costs	16	0.2	555	82	5.0
Total cost of revenues	9,338	100.0	11,168	1,646	100.0

3

Costs of products sales mainly include the costs of sales of batter-swapping stations, which primarily include semi-finished goods purchased from suppliers, labor costs and manufacturing costs, mainly including depreciation of assets associated with production.

Costs of battery-swapping services mainly include the electric charge costs and the rental costs of batteries for battery swapping services.

Other service costs primarily include the taxes and surcharges costs in accordance with PRC laws.

Operating Expenses

The following table sets forth a breakdown of our operating expenses, in absolute amounts and percentages of operating expenses for the six months ended June 30, 2025 and 2026, respectively:

	For the Six Months Ended June 30,
	2025		2026
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
	(Unaudited)
Sales and marketing expense	1,767	6.8	1,069	158	1.3
General and administrative expenses	24,571	95.0	64,242	9,468	76.7
Research and development expenses	3,416	13.2	3,264	481	3.9
Allowance for expected credit loss	(3,903)	(15.1)	15,220	2,243	18.1
Total operating expenses	25,851	100.0	83,795	12,350	100.0

General and administrative expenses

Our general and administrative expenses primarily consist of (i) employee compensation, including salaries, benefits and bonuses for our general corporate staff; (ii) professional service fees; (iii) depreciation for office equipment; (iv) operating and lease expenses for our offices; (v) office utilities; and (vi) certain other expenses.

Our selling, general and administrative expenses are mainly driven by the number of our sales, general corporate personnel, marketing and promotion activities and the expansion of our sales and service network.

Research and development expenses

Our research and development expenses consist primarily of personnel-related costs directly associated with research and development. Our research and development expenses are related to enhancing and developing UOTTA technology for our existing products and new product development. We expense research and development costs as incurred.

Our research and development expenses are mainly driven by the number of our research and development personnel, as well as the stage and scale of our UOTTA-powered EVs and battery-swapping stations development.

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Allowance for expected credit loss

Our allowance for expected credit loss primarily consists of the provision of expected credit losses for accounts receivable, advances to suppliers and other current assets after estimating that the collection of the full amount is no longer probable.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. The Cayman Islands is not a party to any double tax treaties that are applicable to any payments made to or by the Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the shares, nor will gains derived from the disposal of the shares be subject to Cayman Islands income or corporate tax.

British Virgin Islands

Our subsidiaries incorporated in the British Virgin Islands (“BVI”) are not subject to tax on income or capital gains under the laws of the BVI. No withholding taxes are currently applicable to these subsidiaries in the BVI.

Hong Kong

Our subsidiaries incorporated in Hong Kong are subject to a two-tiered profits tax rate on their taxable income earned in Hong Kong. The first HK$2 million of profits earned by a company is taxed at a rate of 8.25%, while the remaining profits are taxed at the existing rate of 16.5%. No provision for Hong Kong profits tax has been made in the consolidated financial statements, as these subsidiaries had no assessable profits for the six months ended June 30, 2025 and 2026, respectively.

Thailand

Subsidiaries in Thailand are subject to corporate income tax on taxable profits earned in Thailand. The standard corporate income tax rate is 20%. For small and medium enterprises (“SMEs”), a progressive tax rate applies: profits not exceeding 300,000 Thai Baht are exempt from tax; profits between 300,001 and 3,000,000 Thai Baht are taxed at 15%; and profits exceeding 3,000,000 Thai Baht are taxed at 20%.

PRC

Our subsidiaries in the PRC are subject to Enterprise Income Tax (“EIT”) on their taxable income in accordance with the relevant EIT Law. Pursuant to the EIT Law, which became effective on March 16, 2007 and was amended on December 29, 2018, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises (“FIEs”) and domestic enterprises, except where a special preferential rate applies. The EIT is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

5

Under the EIT Law, dividends generated after January 1, 2008 and payable by a Foreign-invested enterprise (“FIE”) in the PRC to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. The Cayman Islands, where the Company was incorporated, does not have a tax treaty with the PRC. In accordance with the accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. All FIEs are subject to the withholding tax from January 1, 2008. The presumption may be overcome if we have sufficient evidence to demonstrate that the undistributed dividends will be re-invested and the remittance of the dividends will be postponed indefinitely. We did not record any dividend withholding tax, as we have no retained earnings for any of the years presented.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a “resident enterprise” and consequently be subject to the PRC income tax at the rate of 25% for its global income. The EIT Law defines the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties and others of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, we do not believe that it is likely that our operations outside of the PRC will be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, there is uncertainty as to the application of the EIT Law. If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a resident enterprise under the EIT Law, it would be subject to enterprise income tax on its worldwide income at a uniform enterprise income tax rate of 25%.

Results of Operations

The following table sets forth the summary of our consolidated results of operations for the six months ended June 30, 2025 and 2026, respectively, presented both in absolute amounts and as percentages of our total revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this report. The results of operations in any particular period is not indicative of our future trends.

	For the Six Months Ended June 30,
	2025		2026
	RMB	%	RMB	US$	%
	(Amounts in thousands, except for percentages)
	(Unaudited)
Revenues
Sourcing services	2,812	15.9	-	-	-
Product sales	13,899	78.4	13,470	1,985	91.0
Battery-swapping services	343	1.9	39	6	0.3
Two-wheeled vehicle battery-swapping services	675	3.8	1,286	190	8.7
Total revenues	17,729	100.0	14,795	2,181	100
Cost of revenues	(9,338)	(52.7)	(11,168)	(1,646)	(75.5)
Gross profit	8,391	47.3	3,627	535	24.5

Operating expenses
Selling expenses	(1,767)	(10.0)	(1,069)	(158)	(7.2)
General and administrative expenses	(24,571)	(138.6)	(64,242)	(9,468)	(434.2)
Research and development expenses	(3,416)	(19.3)	(3,264)	(481)	(22.1)
Allowance for expected credit losses	3,903	22.0	(15,220)	(2,243)	(102.9)
Total operating expenses	(25,851)	(145.8)	(83,795)	(12,350)	(566.4)

Operating loss	(17,460)	(98.5)	(80,168)	(11,815)	(541.9)

Interest income	16	0.1	1,360	200	9.2
Interest expenses	(248)	(1.4)	(9,016)	(1,329)	(60.9)
Other income	3,917	22.1	1,019	150	6.9
Other expenses	(13,301)	(75.0)	(10,800)	(1,592)	(73.0)
Loss before income taxes	(27,076)	(152.7)	(97,605)	(14,386)	(659.7)
Income tax expenses	(326)	(1.8)	-	-	-
Net loss	(27,402)	(154.6)	(97,605)	(14,386)	(659.7)

6

Six months ended June 30, 2026 compared to Six months ended June 30, 2025

Revenues

Our revenues decreased by approximately 16.5% from RMB17.7 million for the six months ended June 30, 2025 to RMB14.8 million (US$2.2 million) for the six months ended June 30, 2026. The decrease was primarily attributable to lower product sales and the absence of revenue from our sourcing services. Vehicles purchased in the first half of 2026 remained unsold as of June 30, 2026, and are expected to be sold in the second half of 2026.

Cost of revenues

Our total cost of revenues increased by approximately 19.6% from approximately RMB9.3 million for the six months ended June 30, 2025 to RMB11.2 million (US$1.6 million) for the six months ended June 30, 2026. The increase was primarily attributable to the following: (i) a volume effect from the sale of three additional battery-swapping stations under product sales during the six months ended June 30, 2026 as compared to the six months ended June 30, 2025; (ii) a unit-cost effect, as the per-unit purchase price of the battery-swapping stations sold during the six months ended June 30, 2026 was approximately double that of the high-gross-margin products sold during the six months ended June 30, 2025; and (iii) a product-mix effect, as the additional battery-swapping stations sold during the six months ended June 30, 2026 carried lower gross margins compared to the high-gross-margin products sold in the corresponding period of 2025.

Gross Profit

As a result of the foregoing, our gross profit decreased by approximately 56.8% from RMB8.4 million for the six months ended June 30, 2025 to RMB3.6 million (US$0.5 million) for the six months ended June 30, 2026. The decrease in gross profit was primarily attributable to a decline in gross profit from product sales, which decreased from RMB7.6 million for the six months ended June 30, 2025 to RMB4.2 million for the six months ended June 30, 2026. This decline was primarily attributable to (i) the sale of three additional battery-swapping stations carrying low gross margins during the six months ended June 30, 2026 as compared to the six months ended June 30, 2025, and (ii) the absence, during the six months ended June 30, 2026, of high-gross-margin battery-swapping stations sold by U SWAP, whereas such sales had occurred during the six months ended June 30, 2025, which, together with the higher per-unit purchase price, resulted in a lower overall gross profit margin.

Sales and marketing expenses

Our selling expenses decreased by approximately 39.5% from RMB1.8 million for the six months ended June 30, 2025 to RMB1.1 million (US$0.2 million) for the six months ended June 30, 2026. The decrease was primarily attributable to a reduction in overseas business activities as compared to the six months ended June 30, 2025, which resulted in a corresponding decrease in advertising and marketing expenditures.

General and administrative expenses

Our general and administrative expenses increased by approximately 161.5% from RMB24.6 million for the six months ended June 30, 2025 to RMB64.2 million (US$9.5 million) for the six months ended June 30, 2026. The increase was primarily attributable to (i) higher operation and maintenance costs arising from the Company’s newly established subsidiaries, (ii) higher operation and maintenance costs arising from the Company’s new business, amounting to approximately RMB5.1 million, and (iii) intermediary service fees incurred in connection with the exploration of overseas markets and the identification of investment targets. For instance, expenses incurred in identifying potential investment targets amounted to approximately RMB11.7 million (US$1.7 million). In addition, consulting fees, patent application service fees, and local regulatory application fees incurred in connection with the localization of business operations in Thailand totaled approximately RMB11.2 million (US$1.6 million).

Research and development expenses

Our research and development expenses decreased by approximately 4.4% from RMB3.4 million for the six months ended June 30, 2025 to RMB3.3 million (US$0.5 million) for the six months ended June 30, 2026, primarily attributable to the relatively stable level of research and development activities during the period, with minor fluctuations in project timing and cost structure.

7

Allowance for Expected Credit Losses

We recorded a reversal of expected credit losses of RMB3.9 million for the six months ended June 30, 2025 and an allowance for expected credit losses of RMB15.2 million (US$2.2 million) for the six months ended June 30, 2026, respectively. The increase in the allowance for expected credit losses was primarily attributable to approximately RMB1.5 million of consulting fees paid to a counterparty that failed to perform its contractual obligations. Out of an abundance of caution, management recorded a full provision against such amounts. Management intends to take appropriate measures to recover the outstanding amounts and will continue to monitor and assess the associated credit risks.

Interest income and expenses

Interest income increased from RMB0.02 million for the six months ended June 30, 2025 to RMB1.4 million (US$0.2 million) for the six months ended June 30, 2026, primarily due to an increase in third-party loan interest income. Interest expenses increased from RMB0.2 million for the six months ended June 30, 2025 to RMB9.0 million (US$1.3 million) for the six months ended June 30, 2026, primarily due to an increase in loan interest and bank charges.

Other income

We recorded other income of approximately RMB3.9 million and RMB1.0 million (US$0.2 million) for the six months ended June 30, 2025 and 2026, respectively. The decrease in other income for the six months ended June 30, 2026 was primarily due to a decrease in the amount of advances from customers converted to non-operating income.

Other expenses

We recorded other expenses of approximately RMB13.3 million and RMB10.8 million (US$1.6 million) for the six months ended June 30, 2025 and 2026, respectively. The decrease in other expenses for the six months ended June 30, 2026 was primarily attributable to the fact that, during the six months ended June 30, 2025, the counterparty in respect of the Company’s other receivables was deregistered and the relevant amounts were rendered unrecoverable. Other expenses primarily comprised losses arising from the disposal and retirement of fixed assets of approximately RMB7.0 million.

Income tax expenses

We recorded income tax expenses of approximately RMB0.3 million for the six months ended June 30, 2025 and nil for the six months ended June 30, 2026. The decrease was primarily attributable to the absence of taxable income during the six months ended June 30, 2026, as the Company incurred a pre-tax loss for the period.

Net loss

As a result of the foregoing, we incurred a net loss of RMB27.4 million and RMB97.6 million (US$14.4 million) for the six months ended June 30, 2025 and 2026, respectively.

Liquidity and Capital Resources

Our primary source of liquidity historically has been cash generated from our business operations, bank loans, equity contributions from our shareholders and borrowings, which have historically been sufficient to meet our working capital and capital expenditure requirements.

As of December 31, 2025 and June 30, 2026, the Group’s cash and cash equivalents were RMB21.951 million and RMB54.868 million (US$8.087 million), respectively, and the Group’s restricted cash was RMB0.343 million and RMB0.347 million (US$0.051 million), respectively. The Group’s cash and cash equivalents primarily consist of cash on hand and highly liquid investments placed with banks, which are unrestricted to withdrawal and use and which have original maturities of three months or less.

8

On December 13, 2021, Youxu Zibo entered into a bank facility agreement with Bank of Qishang, a commercial bank in China. The principal amount under this loan agreement is RMB10 million, bearing a weighted average interest rate of 6.87% per annum with a term of three years, denominated in RMB. On December 6, 2024, Youxu Zibo entered into an extension agreement with the bank, under which the remaining principal balance of RMB6.5 million was repayable in installments, with the final payment due no later than June 3, 2026. The loan carries an annual interest rate of 6.87%, consistent with the original terms. On June 15, 2026, Youxu Zibo entered into a working capital loan contract with Qishang Bank Co., Ltd. (Luzhong Sub-branch) for a loan facility of RMB5.2 million with a term of twelve (12) months. The loan proceeds were used to repay the Company’s existing borrowings under a prior project financing loan contract. Prior to the June 3, 2026 maturity date, Qishang Bank agreed to a grace period until disbursement of the replacement loan on June 15, 2026, although no separate written extension agreement was executed. During that period, the prior loan was not treated as overdue and no penalty interest was charged, and no overdue record or event of default arose from the loan.

On January 26, 2026, Uswap Co., Ltd., a subsidiary of the Company, entered into a loan agreement with Advance Finance Public Company Limited for a revolving term loan facility of RMB14.5 million, bearing interest at the lender’s MLR minus 1.5% per annum and repayable by December 31, 2026.

The Group believes that the substantial doubt about its ability to continue as a going concern has been alleviated based on proceeds received from its new and potential investors. The Group also believes that its existing cash and cash equivalents, anticipated cash raised from financings, and anticipated cash flows from operations, together with the net proceeds from its new and potential investors in 2026, will be sufficient to meet its anticipated cash needs for the next twelve (12) months from the date of this report. The exact amount of proceeds the Group will apply to its operations and expansion plans will depend on the amount of cash generated from its operations and any strategic decisions the Group may make that could alter its expansion plans and the amount of cash necessary to fund such plans.   For a detailed analysis, please refer to Note 3. Liquidity in the unaudited consolidated financial statements.

We may, however, decide to enhance our liquidity position or increase our cash reserves for future investments through additional capital and financing arrangements. We may require additional cash resources in the future if we experience changes in business conditions or other developments, or if we identify and wish to pursue opportunities for investments, acquisitions, capital expenditures, or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Our ability to manage our working capital, including receivables, other assets and liabilities, and accrued liabilities, may materially affect our financial condition and results of operations.

The following table sets forth a summary of our cash flows for the six months ended June 30, 2025 and 2026:

	For the Six Months Ended June 30,
	2025	2026
	RMB	RMB	US$
	(Amounts in thousands)
	(Unaudited)
Summary Consolidated Cash Flow:
Net cash used in operating activities	(35,934)	(192,062)	(28,307)
Net cash provided by investing activities	68	8,699	1,282
Net cash provided by financing activities	32,581	219,126	32,295
Net increase/(decrease) in cash and cash equivalents and restricted cash	(3,285)	35,733	5,266
Effects of exchange rate changes	1,608	(2,812)	(414)
Cash and cash equivalents and restricted cash, at beginning of period	24,674	22,294	3,286
Cash and cash equivalents and restricted cash, at end of period	22,997	55,215	8,138

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Operating Activities

Net cash used in operating activities was RMB192.1 million (US$28.3 million) in the six months ended June 30, 2026, primarily due to a net loss of RMB97.6 million (US$14.4 million), adjusted to add back the elimination of loss on disposal of property and equipment of RMB7.3 million (US$1.1 million), depreciation and amortization of RMB1.6 million (US$0.2 million), amortization of right-of-use assets of RMB3.0 million (US$0.4 million), and allowance for doubtful accounts of RMB15.2 million (US$2.2 million). The amount was further adjusted by changes in itemized balances of operating assets and liabilities that had a negative effect on cash flow, including primarily (i) an increase in advance to suppliers of RMB31.3 million (US$4.6 million) in connection with our expansion into overseas markets; (ii) an increase in other current assets of RMB95.1 million (US$14.0 million); and (iii) an increase in advance from customers of RMB5.2 million (US$0.8 million).

Net cash used in operating activities was RMB35.9 million (US$5.0 million) in the six months ended June 30, 2025, primarily due to a net loss of RMB27.4 million (US$3.8 million), adjusted to add back depreciation and amortization of property and equipment and intangible assets of RMB1.6 million (US$0.2 million), amortization of right-of-use assets of RMB4.2 million (US$0.6 million), and reversal of allowance for doubtful accounts of RMB3.9 million (US$0.5 million). The amount was further adjusted by changes in itemized balances of operating assets and liabilities that had a negative effect on cash flow, including primarily (i) an increase in accounts receivable of RMB8.0 million (US$1.1 million) in connection with the provision of battery-swapping services; (ii) an increase in inventory of RMB3.1 million (US$0.4 million) in connection with materials for battery-swapping station production; and (iii) an increase in other current assets of RMB4.6 million (US$0.7 million), as well as certain changes in itemized balances of operating assets and liabilities that had a positive effect on cash flow, including primarily an increase in accounts payable of RMB2.9 million (US$0.4 million) in connection with the payment grace period extended to us by third-party suppliers.

Investing Activities

Net cash provided by investing activities for the six months ended June 30, 2026 was RMB8.7 million (US$1.3 million), mainly attributable to repayments of loans from related parties of RMB59.8 million, partially offset by purchases of long-term investments of RMB50.0 million.

Net cash provided by investing activities for the six months ended June 30, 2025 was RMB0.07 million (US$0.01 million), mainly attributable to repayments of loans from third parties of RMB20.1 million, partially offset by loans provided to related parties of RMB20.0 million.

Financing Activities

Net cash provided by financing activities was RMB219.1 million (US$32.3 million) for the six months ended June 30, 2026, primarily reflecting capital contributions of RMB207.2 million (US$30.5 million) from the issuance of ordinary shares.

Net cash provided by financing activities was RMB32.6 million (US$4.6 million) for the six months ended June 30, 2025, primarily reflecting capital contributions of RMB33.4 million (US$4.7 million) from the issuance of ordinary shares.

Holding Company Structure

U Power Limited, our holding company, has no material operations of its own. We conduct our operations primarily through our subsidiaries in the PRC. As a result, U Power Limited’s ability to pay dividends depends upon dividends paid by our subsidiaries in the PRC. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange (“SAFE”). Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

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Borrowings

The following table sets forth the breakdown of our borrowings as of the dates indicated:

	December 31	June 30
	2025	2026
	RMB	RMB	US$
		(Unaudited)
	(Amounts in thousands)
Short-term bank borrowing	13,172	30,866	4,549
Long-term bank borrowing, current portion	5,800	-	-
	18,972	30,866	4,549

During the six months ended June 30, 2026, Shanghai Youxu fully repaid the aggregate short-term bank borrowings of RMB2.0 million originally obtained in 2025. Shanghai Youxu also entered into new one-year short-term bank loans of RMB2.0 million on February 21, 2026, carrying an annual interest rate of 3.10%.

On June 15, 2026, Youxu Zibo entered into a working capital loan contract with Qishang Bank Co., Ltd. (Luzhong Sub-branch) for a loan facility of RMB5.2 million with a term of 12 months. The loan was used to repay the Company’s existing borrowings under a prior project financing loan contract. During the six months ended June 30, 2026, Youxu Zibo repaid RMB0.6 million of its bank borrowings from Qishang Bank. The remaining balance has been replaced by the new borrowing under the above-mentioned contract.

On January 26, 2026, Uswap Co., Ltd., a subsidiary of the Company, entered into a loan agreement with Advance Finance Public Company Limited for a revolving term loan facility of RMB14,494, bearing interest at the lender’s Minimum Lending Rate (“MLR”) minus 1.5% per annum and repayable by December 31, 2026.

Contractual Obligations

The following table sets forth our contractual obligations as of the dates indicated:

	Payment due by period
	Total		Less than 1 year	1-3 years	3-5 years	More than 5 years
	RMB	US$
	(Unaudited)
Short-term bank borrowing(i)	30,866	4,549	30,866	-	-	-
Loans from third parties	1,032	152	1,032	-	-	-
Operating lease liabilities (ii)	2,880	424	607	1,731	219	323
Litigation and settlement (iii)	21,857	3,221	21,857	-	-	-
Total	56,635	8,346	54,362	1,731	219	323

(i)	The Group’s short-term bank borrowings as of June 30, 2026 are discussed in Note 13. BANK BORROWINGS.

(ii)	The Group’s commitment for minimum lease payments under the remaining operating leases as of June 30, 2026 is discussed in Note 15. LEASES.

(iii)	The Group’s commitment for payable under the other current liabilities as of June 30, 2026 are discussed in Note 14. ACCRUED EXPENSES AND OTHER LIABILITIES.

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Off-Balance Sheet Arrangements

From August 2020 to November 2021, Youguan Financial Leasing provided a total of RMB5,869 (US$827) in guarantees to its four customers, who entered into two five-year guarantees and two four-year guarantees. As of the date of this report, the balance of the guarantees was RMB5,161 (US$761).

We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Trend Information

We are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information not necessarily to be indicative of future operating results or financial condition.

Critical Accounting Policies and Estimates

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such an estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those expected as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this report. When reviewing our consolidated financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

See our consolidated financial statements and related notes included elsewhere in this report for a description of other significant accounting policies.

Revenue recognition

Under ASC 606, Revenue from Contracts with Customers, we recognize revenue when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

We recognize revenue according to the following five-step revenue recognition criteria based on ASC 606: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price; and (5) recognize revenue when or as the entity satisfies a performance obligation.

We recognize revenue when or as the control of the goods or services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if our performance:

(i)	provides all of the benefits received and consumed simultaneously by the customer;

(ii)	creates or enhances an asset that the customer controls as we perform; or

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If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

Contracts with customers may include multiple performance obligations. For such arrangements, we allocate revenue to each performance obligation based on our relative standalone selling price. We generally determine standalone selling prices based on the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using an expected cost plus a margin or an adjusted market assessment approach, depending on the availability of observable information. Assumptions and estimates are made in estimating the relative standalone selling price of each distinct performance obligation, and changes in judgments on these assumptions and estimates may impact revenue recognition.

When either party to a contract has performed, we present the contract in the consolidated balance sheets as a contract asset or a contract liability, depending on the relationship between our performance and the customer’s payment.

A contract asset is our right to consideration in exchange for goods and services that we have transferred to a customer. A receivable is recorded when we have an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

If a customer pays consideration or we have a right to an amount of consideration that is unconditional, before we transfer a good or service to the customer, we present the contract liability when the payment is made, or a receivable is recorded (whichever is earlier). A contract liability is our obligation to transfer goods or services to a customer for which we have received consideration (or an amount of consideration is due) from the customer.

Sourcing services

We generate revenues from the vehicle sourcing business and the battery sourcing business.

With respect to the battery sourcing business, we act as a principal, as being able to fully control relevant risks and benefits during the whole business, as indicated by the fact that we can decide the selling price, have a right to recall the product and cease the transaction, and bear relevant risks of damage and loss prior to the delivery of battery to the customer. The sales of battery sourcing revenues are recognized on a gross basis at a point in time when the control of the battery pack is transferred to the customer.

For the vehicle sourcing business, we charge service fees to our customers in connection with their purchase of vehicles, where we are generally acting as an agent and our performance obligation is to procure the specified vehicles on behalf of our customers. We charge customers a commission calculated based on the purchase price of each purchase order. Vehicle sourcing service revenues are recognized on a net basis at the point in time when the service is completed, i.e., when the specified vehicle is delivered to the customer. Payments are typically received in advance and are accounted for as contract liabilities until delivery, at which point the advance receipts from customers are offset against the prepayments to the supplier, and the difference representing the commission is recognized as revenue.

Product sales

We generate revenues from sales of battery swapping stations. We identify the users who purchase battery swapping stations as our customers. The revenue for battery swapping station sales is recognized at a point in time when the control of the product is transferred to the customer.

Battery swapping services

We also generate revenues from providing battery swapping services to vehicle drivers and the station control system upgrading services to the battery-swapping station owners. We identify the vehicle drivers who need the services of battery swapping and the owners of battery swapping stations that the Group has sold to who have demands for the station control system upgrading services as our customers.

We charge battery swapping service fees from our customers based on vehicle miles traveled. As the swapped battery is typically put into immediate use following payment by the customer and the power consumption of the vehicle is rapid, we consider the time interval between the customer’s advance payment and the useful life of the swapped battery to be immaterial. Accordingly, revenue generated from battery swapping services to vehicle drivers is recognized at a point in time when the Group receives payment from the vehicle driver.

The revenue generated from the station control system upgrading service is recognized over time based on a straight-line method.

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Inventories

Inventories, consisting of raw materials and products available for sale, are stated at the lower of cost or net realizable value. Costs of inventory are determined using the first-in-first-out method. We record inventory reserves for obsolete and slow-moving inventory. Inventory reserves are based on inventory obsolescence trends, historical experience and application of the specific identification method.

Impairment of long-lived assets

We evaluate our long-lived assets, including property, equipment, software, and right-of-use assets with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, we evaluate the recoverability of long-lived assets by comparing the carrying amounts of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amounts of the assets, we recognize an impairment loss based on the excess of the carrying amounts of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. The Group recognized nil of impairment on fixed assets for the six months ended June 30, 2025 and 2026.

Long-term investments

Our long-term investments mainly include equity investments in entities. Investments in entities in which we can exercise significant influence and holds an investment in voting common stock or in-substance common stock (or both) of the investee but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323, Investments - Equity Method and Joint Ventures (“ASC 323”). Under the equity method, we initially record our investments at fair value. We subsequently adjust the carrying amount of the investments to recognize our proportionate share of each equity investee’s net income or loss into earnings after the date of investment. We evaluate the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary. The Group recognized nil of impairment on long-term investments for the six months ended June 30, 2025 and 2026.

Leases

We account for lease under ASC Topic 842, Leases. We determine if an arrangement is or contains a lease at inception. Right-of-use assets and liabilities are recognized at lease commencement date based on the present value of remaining lease payments over the lease terms. We consider only payments that are fixed and determinable at the time of lease commencement.

At the commencement date, the lease liability is recognized at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, our incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred. All right-of-use assets are reviewed for impairment annually. There was no impairment for right-of-use lease assets as of December 31, 2025 and June 30, 2026. We recorded a loss on lease termination of right-of-use assets of nil for the six months ended June 30, 2025 and 2026.

Operating lease assets are included within “right-of-use assets - operating lease”, and the corresponding operating lease liabilities are included within “operating lease liabilities” on the consolidated balance sheets as of December 31, 2025 and June 30, 2026, respectively.

Recent Accounting Pronouncements

For a summary of recently issued accounting pronouncements, see Note 2 to the consolidated financial statements included elsewhere in this report.

Zibo Hengsong You Car Equity Investment Fund Partnership (Limited Partnership) (“Zibo Hengsong”) has filed suit against Youpin SD, AHYS, WFOE, and Mr. Jia Li. The plaintiff sought an order requiring the defendants to repurchase the 13.0435% equity interest in Youpin SD and to jointly pay the equity repurchase price of RMB240,000 (US$34,320) plus interest (provisionally calculated at RMB78,220 (US$11,185)). The defendants filed a counterclaim demanding that the plaintiff transfer the 13.0435% equity interest in Youpin SD to the defendants at a consideration of RMB1. On December 22, 2025, the Zibo Intermediate People’s Court rendered a judgment ordering AHYS and Mr. Jia Li to jointly pay Zibo Hengsong equity repurchase proceeds of RMB312,374 (US$44,678) plus interest accruing from January 11, 2025 to the date of actual payment (calculated on a principal amount of RMB240,000 at an annual interest rate of 8%); ordering Youpin SD to bear joint and several liability for such payment obligations; ordering WFOE to bear joint and several liability for AHYS’s payment obligations; and dismissing the defendants’ counterclaim in its entirety. In connection with the foregoing proceedings, the Zibo Intermediate People’s Court has frozen certain equity interests held by AHYS, Mr. Jia Li, and certain related entities, including, among others, AHYS’s equity interests in Youpin Automobile Service Group Co., Ltd. and Shanghai Youxu New Energy Technology Co., Ltd., Mr. Jia Li’s equity interests in Shanghai Youyi Jia New Energy Technology Partnership (Limited Partnership) and Shanghai Youcang Business Consulting Partnership (Limited Partnership), and equity interests held by AHYS and certain related entities in certain of our PRC subsidiaries, including Youpin, Youpin SD, SH Youteng, SH Youxu, and CD Youyineng, with the frozen equity interests ranging in value from approximately RMB104 to RMB100,000 per frozen interest, and the freezing orders are to remain in effect through February or March 2028. On January 8, 2026, Youpin SD, AHYS, Mr. Jia Li, and WFOE filed an appeal with the Shandong High People’s Court, requesting that the first-instance judgment be reversed and that all of Zibo Hengsong’s claims be dismissed. As of the date of this report, the case is pending before the court of second instance.

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